May 29, 2013

VIA EDGAR SUBMISSION
AND ELECTRONIC MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Michael R. Clampitt, Marc Thomas,
     John Nolan and Jessica Livingston

RE:	Hampton Roads Bankshares, Inc.
Registration Statement on Form S-3
Filed April 12, 2013
File No. 333-187890

Dear Mr. Clampitt, Mr. Thomas, Mr. Nolan and Ms. Livingston:

Hampton Roads Bankshares, Inc. (the “Company,” “we,” “our” or “us”) has received Mr. Clampitt’s letter dated May 7, 2013 containing comments on the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  This letter on behalf of the Company responds to each of the comments set forth in the letter.

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form S-3

Incorporation By Reference, page 3

1.
Revise to include your recently filed Forms 8-K dated 4/17, 4/18, and 5/2/2013. In this regard, add a note below the bullets as follows: information furnished under Items 2.02 or 7.01 of our Current Reports on Form 8-K (other than our Current Report on Form 8-K filed with the SEC on April 17, 2013) is not incorporated by reference. Alternately, you can add a recent development section and include the first quarter results.

As provided in the section of the Registration Statement titled “Incorporation by Reference,” after the initial filing date of the Registration Statement all documents filed by the Company with the SEC under

Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” rather than filed in accordance with the SEC’s rules) are incorporated by reference into the Registration Statement. Therefore the first quarter results for the Company reported on the Company’s Form 10-Q, filed on May 14, 2013 for the period ended March 31, 2013, as well as the Forms 8-K referenced above have been incorporated by reference into the Registration Statement.

Form 10-K Filed for the Period Ended December 31, 2012

Item 1. Business, page 1

2.	In future filings disclose here or in your MD&A:

•	the risks inherent in your various loan types, noting which are higher risk,
•	the underwriting policies for the loan types, and
•	the interest rate terms, fixed or variable, of your loans.

We will disclose the risks inherent in our various loan types, noting which are higher risk, the underwriting policies for each loan type and the interest rate terms, fixed or variable, of our loans in the Business section of appropriate future filings.

Market, page 3

3.
In future filings expand the discussion of your market area to include material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

We will expand the discussion of our market area to include material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in our market area in the Market section of appropriate future filings.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Table 12: Adequacy of the Allowance for Loan Losses, page 18

4.	Please tell us and revise in future filings to indicate how troubled debt restructurings have been considered within the information presented.

Loans meeting the criteria to be classified as troubled debt restructurings (TDRs) are nonetheless included in loan totals and, where applicable, included in the allowance for loan losses and charge-offs; accordingly such amounts have been included within Table 12, where applicable.  In the normal course of business, the Company identifies loans which are experiencing weakening credit quality; such loans are then evaluated each reporting period to determine whether a loan is impaired pursuant to ASC 310 Receivables and ASC 450 Loss Contingencies.  In addition, such loans are often re-assigned internally to a special assets resource to affect a resolution.

One such method of resolution involves modifying the terms of the loan agreement.  Such modifications are evaluated in accordance with guidance presented in ASC Subtopic 310-40.  Accordingly, all of the Company’s loans considered to be TDRs are deemed impaired, though not all such loans are considered non-performing.

The primary consideration for measurement of impairment is the present value of expected cash flows.  However, given the prevalence of real estate-secured loans in the Company’s portfolio of troubled assets, the majority of the Company’s TDR loans are ultimately considered collateral-dependent instead.  Impairments, if any, are therefore determined based upon the estimated fair value of the underlying collateral (less costs to sell); observable market prices for sale of the note are not considered as a basis for impairment for any of the Company’s loans.  To determine estimated fair value, the Company utilizes the most recent third party appraisal.  In the event the age of the appraisal may not fully take into account changes in the marketplace that a marketplace participant may consider, the Company utilizes a proprietary database of its own historical property appraisals in conjunction with external data and, if deemed necessary, applies a relevant discount derived from analysis of appraisals of similar property type, vintage, and geographic location (see #12 below for more information).

Further, as noted in the Company’s response to the Staff’s comment in #7 below, the Company will revise its disclosure in future filings to include a rollforward of activity for its TDRs for both performing and non-performing TDRs, which we believe will provide sufficient information to understand the extent by which TDRs have been considered in the information presented.

Table 15: Nonaccrual Loans, page 20

5.
Please provide us with and revise in future filings to provide a rollforward of nonaccrual loans for each of the periods presented. Further, provide us with this information for each quarterly period of fiscal 2012 and the first quarter of fiscal 2013 which details the activity for each respective loan type.

The following table provides a rollforward of nonaccrual loans by loan type in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

NONACCRUAL MIGRATION BY LOAN TYPE
HMPR		CONSTRUCTION	CRE	RES RE	C & I	INSTALLMENT	Amount
12/31/11	Non Accrual Balance	59,008	32,326	24,522	17,097	208	133,161
	Transfers In	4,167	12,895	7,040	2,037	115	26,254
	Transfers to OREO	(330)		(1,942)	(457)		(2,730)
	Charge Offs	(8,208)	(2,756)	(2,289)	(4,714)	(40)	(18,008)
	Paid Off	(127)	(87)	(300)	(370)		(884)
	Payments Received	(296)	(607)	(334)	(102)	(6)	(1,345)
	Resolved	(1,832)	(2,583)	(558)	(488)		(5,461)
	Return to Accrual	(250)		(1,932)			(2,182)
	Loan Type Reclassification		(1)	(1)	1	(1)
03/31/12	Non Accrual Balance	52,132	39,186	24,206	13,005	276	128,805
	Transfers In	4,524	1,911	6,404	15,009	133	27,980
	Transfers to OREO	(2,879)	(3,722)	(348)			(6,949)
	Charge Offs	(1,973)	(882)	(2,755)	(1,855)	(66)	(7,530)
	Paid Off	(1,977)	(689)	(1,309)	(78)	()	(4,053)
	Payments Received	(296)	(276)	(183)	(163)	(11)	(928)
	Resolved	(1,750)	(2,727)	(839)	(121)		(5,438)
	Return to Accrual	(5,951)		(1,021)			(6,972)
	Loan Type Reclassification	(1)		1	(672)	673
06/30/12	Non Accrual Balance	41,829	32,801	24,156	25,124	1,005	124,915
	Transfers In	262	12,076	5,895	8,091	147	26,470
	Transfers to OREO	(3,325)	(2,052)	(279)	(1,985)	(55)	(7,696)
	Charge Offs	(2,174)	(4,734)	(2,455)	(4,309)	(40)	(13,712)
	Paid Off	(733)	(143)	(417)	(83)	(3)	(1,379)
	Payments Received	(478)	(174)	(260)	(558)	(10)	(1,480)
	Resolved	(4,554)	(3,533)	(752)	(495)		(9,335)
	Return to Accrual	(1,365)	(1,106)	(219)			(2,691)
	Loan Type Reclassification	16	(379)	1	1,036	(673)
09/30/12	Non Accrual Balance	29,477	32,755	25,669	26,820	372	115,093
	Transfers In	4,381	861	2,510	1,404		9,156
	Transfers to OREO	(3,069)	(1,544)	(3,383)		(4)	(8,000)
	Charge Offs	(1,580)	(3,912)	(1,515)	(3,125)	(107)	(10,238)
	Paid Off	(226)	(10)	(59)	(428)	()	(723)
	Payments Received	(133)	(1,748)	(201)	(409)	(6)	(2,497)
	Resolved	(1,619)	(578)	(883)	(468)		(3,548)
	Return to Accrual		(893)	(931)	(8)		(1,832)
	Loan Type Reclassification	1,273	100		(1,374)
12/31/12	Non Accrual Balance	28,505	25,032	21,207	22,412	255	97,411
	Transfers In	1,502	575	3,659	73		5,809
	Transfers to OREO	(587)	(32)	(1,810)	(96)	(3)	(2,529)
	Charge Offs	(1,154)	(474)	(1,995)	(2,159)	(114)	(5,895)
	Paid Off	(2,553)	(3,811)	(180)	(869)	(7)	(7,420)
	Payments Received	(357)	(191)	(166)	(682)	(1)	(1,397)
	Resolved	(1,229)	(1,037)	(476)	(3,256)		(5,997)
	Return to Accrual	(1,017)	(269)	(62)			(1,348)
	Loan Type Reclassification	(1)	1	(1)	1	1
03/31/13	Non Accrual Balance	23,110	19,793	20,176	15,424	131	78,633

6.
Please provide us with and revise the table in future filings to also include information relating to your troubled debt restructurings. These disclosures will supplement the information provided on troubled debt restructurings in Note 5 to the financial statements.

The following table is a composition of our TDRs by loan type in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

TDR MIGRATION BY LOAN TYPE
HMPR		CONSTRUCTION	CRE	RRE	C & I	INSTALLMENT	Amount
12/31/11	TDR BALANCE	15,149	22,444	7,533	222	0	45,348

03/31/12	TDR BALANCE	12,916	15,956	6,577	209	0	35,658

06/30/12	TDR BALANCE	12,230	20,639	6,525	201	0	39,595

09/30/12	TDR BALANCE	10,962	19,107	5,812	1,090	0	36,971

12/31/12	TDR BALANCE	10,293	18,119	5,274	982		34,668

03/31/13	TDR BALANCE	7,782	12,516	4,927	883	0	26,108

7.	Further, please provide us with and revise in future filings to address the following as it relates to troubled debt restructurings:

•	Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e. for both accruing and nonaccruing); and
•	Disclose the amount of all troubled debt restructurings charged-off and the amount of any allowance for loan loss allocated to these loans for the periods presented.

The following table includes a rollforward of both accruing and nonaccruing TDRs in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

TDR MIGRATION BY ACCRUAL STATUS
HMPR		Accruing	Non Accrual	Amount
12/31/11	TDR BALANCE	21,168	24,180	45,348
	New TDR	558		558
	Paid Off	(2)		(2)
	Charged Offs		(1,225)	(1,225)
	Payments Received	(69)	(183)	(252)
	Resolutions	(7,256)	(1,513)	(8,769)
	Release TDR Designation
	Adjustment Transfer to NA	(218)	217	(1)
03/31/12	TDR BALANCE	14,182	21,476	35,658
	New TDR	5,485	535	6,020
	Paid Off	(42)		(42)
	Charged Offs		(814)	(814)
	Payments Received	(54)	(134)	(188)
	Resolutions		(486)	(486)
	Release TDR Designation		(554)	(554)
	Interim Qtr Transfer to NA	(2,389)	2,390	1
06/30/12	TDR BALANCE	17,182	22,413	39,595
	New TDR	897		897
	Paid Off
	Charged Offs		(755)	(755)
	Payments Received	(91)	(57)	(148)
	Resolutions		(498)	(498)
	Release TDR Designation		(2,120)	(2,120)
	Interim Qtr Transfer to NA	(1,055)	1,055
09/30/12	TDR BALANCE	16,933	20,038	36,971
	New TDR
	Paid Off
	Charged Offs		(1,252)	(1,252)
	Payments Received	(93)	(61)	(153)
	Resolutions		(450)	(450)
	Release TDR Designation	(447)		(447)
	Interim Qtr Transfer to NA	551	(551)
12/31/12	TDR BALANCE	16,945	17,723	34,668
	New TDR
	Paid Off		(2,910)	(2,910)
	Charged Offs		(428)	(428)
	Payments Received	(87)	(53)	(140)
	Resolutions		(6)	(6)
	Release TDR Designation	(5,076)		(5,076)
	Interim Qtr Transfer to NA
03/31/13	TDR BALANCE	11,781	14,327	26,108

The following table provides the amount of all TDRs charged-off and the amount of any allowance for loan loss allocated to these loans in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

TDR CHARGE OFF AND LOAN LOSS ALLOCATION DATA
QTR. ENDING	Prior Period ASC 310 Reserve	Current Period Charge Offs	Current Period ASC 310 Reserve
03/31/12	1,430	1,225	37

06/30/12	677	814	280

09/30/12	706	755	495

12/31/12	1,085	1,252	-

03/31/13	275	428	-

Notes to Consolidated Financial Statements

Note (5) Loans and Allowance for Loan Losses

Modifications, page 55

8.
Please tell us and revise future filings to discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.

The Company does not participate in any government- or company-sponsored TDR programs and holds no corresponding assets.  The TDRs in our loan portfolio are a mixture of short- and long-term modifications as deemed appropriate for the situation of the borrower and the Company’s ability to mitigate the risk inherent in a particular loan through modification.  The majority of concessions are related to reductions in interest rates and/or conversion to interest only payments for a set period.  In two instances, one during 2011 and one during 2012, the Company forgave a portion of a loan’s contracted principal.  In two other instances during 2012, the Company extended the amortization period of a loan beyond the originally contracted terms.  We will indicate in future filings that none of our TDRs are government- or company-sponsored.

9.	Please tell us and revise future filings to discuss how loan modifications affect how and when you record loan loss provisions in your allowance for loan losses.

As indicated in the response to #4 above, all impaired loans are evaluated each reporting period to determine whether or not a specific reserve should be established for that particular credit.  Also as indicated above, the Company often applies the practical expedient guidance in ASC 310-10-35-22, in which impairment is measured based on the fair value of the collateral, since many of the Company’s impaired loans are considered to be collateral-dependent.  Upon the modification of a loan, that modification is assessed for application of TDR designation.  The assessment follows practices outlined in ASU 2011-02, ASC 310, and supervisory regulatory guidance.  The Company has clear and distinct underwriting criteria based upon which it considers any extension or modification of credit.  A borrower’s global financial capacity is assessed through the verification and analysis of all liabilities (including third-party contingent credits) through the use of external credit reports in conjunction with an analysis of the borrower’s global cash flow. This evaluation provides insight into the credit risk presented by any prospective transaction and ensures all relevant factors are considered in the determination of whether the borrower is experiencing financial difficulties.  If the borrower is determined to be experiencing financial difficulties that would otherwise lead to default or loss, the modification is then evaluated for qualification as a concession that would not otherwise be granted if not for the borrower’s financial difficulties.  The Company also utilizes probability of default and loss given default metrics by loan type to assist in properly risk-grading and pricing the credit risk accordingly.  If that evaluation results in the designation of a loan as a TDR, the loan is considered specifically impaired in the period in which the TDR designation is applied.  Accordingly, all of the Company’s TDRs are deemed impaired, though not all are non-performing.  Loans that have been designated as TDRs are evaluated for impairment under ASC Subtopic 310-10.  The primary consideration for measurement of impairment is the present value of expected cash flows.  However, given the prevalence of real estate-secured loans in the Company’s portfolio of troubled assets, the majority of the Company’s TDR loans are ultimately considered collateral-dependent instead.  Impairments are, therefore, calculated based upon the fair value of the underlying collateral; observable market prices for sale of the note are not considered as a basis for impairment for any of the Company’s loans.  To determine fair value, the Company utilizes a proprietary database of its own historical property appraisals in conjunction with external data and applies a relevant discount derived from analysis of appraisals of similar property type, vintage, and geographic location.

If a loan modification is not considered a TDR upon evaluation of the concession, the loan in question remains in its homogeneous loan pool with a general reserve placed against it in accordance with practices outlined in ASC 450.

We will revise future filings to discuss how loan modifications affect how and when the Company records a related provision for loan losses. Please also see the Company’s response to #10 below, which the Company intends to carry forward in future filings in order to provide the amount of loan loss allowance recorded for TDRs.

10.
Please tell us and revise future filings to disclose the amount of loan loss allowance recorded for troubled debt restructuring. Considering that these loans appear to constitute a significant amount of impaired loans, provide disaggregated disclosure of TDR’s within your impaired loan disclosures.

The following table discloses the amount of loan loss allowance recorded for TDRs in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

TDR BALANCE AND RESERVE DATA
QTR. ENDING	TOTAL IMPAIRED LOANS	TOTAL ALLL ALLOCATION	TDR LOAN BALANCE	TDR ALLL ALLOCATION
12/31/11	211,633	25,703	45,348	4,192

03/31/12	181,605	20,440	35,658	2,049

06/30/12	180,187	25,053	39,595	2,335

09/30/12	163,887	19,780	36,971	2,234

12/31/12	140,987	14,783	34,668	1,742

03/31/13	111,602	13,115	26,108	1,325

Note(9) Foreclosed Real Estate and Repossessed Assets, page 60

11.	Please provide us with and revise future filings to include a rollforward of activity of foreclosed real estate and repossessed assets for the periods presented.

The following table includes a rollforward of activity of foreclosed real estate and repossessed assets in thousands for each of the quarters beginning December 31, 2011 and ending March 31, 2013.  This information will be included in future filings.

OREO/NREO MIGRATION
HMPR		Amount
12/31/11	OREO/NREO Balance	63,613
	Transfers In	5,554
	Sales	(5,176)
	Gain/Loss on Sales	(188)
	Write-Downs/Impairments	(2,777)
	Expenses/Corrections	()
03/31/12	OREO/NREO Balance	61,028
	Transfers In	7,110
	Sales	(16,375)
	Gain/Loss on Sales	(3,156)
	Write-Downs/Impairments	(1,791)
	Expenses/Corrections	1,762
06/30/12	OREO/NREO Balance	48,578
	Transfers In	8,551
	Sales	(6,621)
	Gain/Loss on Sales	(3,751)
	Write-Downs/Impairments	(2,694)
	Expenses/Corrections	(1)
09/30/12	OREO/NREO Balance	44,061
	Transfers In	8,125
	Sales	(12,435)
	Gain/Loss on Sales	(1,429)
	Write-Downs/Impairments	(6,864)
	Expenses/Corrections	757
12/31/12	OREO Balance	32,215
	Transfers In	5,845
	Sales	(3,396)
	Gain/Loss on Sales	(235)
	Write-Downs/Impairments	(670)
	Expenses/Corrections	74
03/31/13	OREO Balance	33,834

Note (19) Fair Value Measurements, page 70

12.
We note the average age of appraisals used to determine the value of collateral dependent loans was 3.82 years as of December 31, 2012. Further, we note the company utilizes an internally developed matrix to assist in the valuation process in determining the value of the collateral. For loans where appraisals are in excess of two years old the loans have been classified as Level 3 while other impaired loans where the appraisal is less than two years, have been classified as Level 2. The Company has continued to recognize significant losses on impaired loans as well as on foreclosed real estate and repossessed assets. Provide us with sufficient detailed information which supports the use of the matrix and the discounting factors considered. The valuations utilized should be evaluated in comparison to the actual losses recorded and the age of the appraisal and its respective discount utilized. For the impaired loans and foreclosed real estate and repossessed assets at December 31, 2011, provide us with sufficient detailed information so that we may have a better understanding of the effectiveness of the matrix in light of the losses recognized in fiscal 2012 on these assets. For these types of assets which were newly impaired and/or were foreclosed upon or repossessed in fiscal 2012, provide us with information to support the valuations and allowances recorded at December 31, 2012. You should also address changes in the assumptions utilized within the matrix during the periods presented and the reason for those changes.

The cited average age of 3.82 years for appraisals used to determine the value of collateral-dependent loans as of December 31, 2012, refers only to those impaired loans, totaling $15.3 million, for which the current appraisal in file was greater than two years old at the period-end (and a new updated appraisal had not yet been received).  An average discount of 11.68% had been applied against those existing appraisals in an effort to update our estimated fair value of such properties due to changes in market conditions subsequent to the date of such original appraisals; the fair value is then trued-up once the actual updated appraisal is received.  More than one-third of the aforementioned loans were still performing as of December 31, 2012, and other loans totaling almost $3 million had only recently defaulted during the fourth quarter of 2012.  Our policy is to order a new appraisal for newly defaulted and/or identified impaired loans, however, such new appraisals are often not received within the same quarter.  In an attempt to adjust the most recently received appraised value to current market conditions, the Company developed (and continues to update) its appraisal discount matrix.  As indicated above, this matrix is constantly being updated to provide an estimation of possible collateral value deterioration in the absence of current market information that would be provided by a new yet-to-be received appraisal.

The average age of appraisals used to determine the value of all collateral-dependent impaired loans was 1.01 years at December 31, 2011, 1.01 years at December 31, 2012, and 1.13 years at March 31, 2013.

The appraisal discount matrix is a constantly evolving tool used by management to assist in providing an approximation of current market value for real estate-dependent loans when updated appraisals are not yet available or required under policy.  The matrix assigns discounts to specific types of properties based upon the property type and location and the age of the appraisal on file.  The matrix is not meant to be a replacement for an updated appraisal but is used to estimate valuations while the Company is waiting for a new or updated appraisal to be completed. With the exception of a contracted resolution of a loan that would provide for a specific known loss or where the balance of the loan is below a certain threshold, the discount matrix is systematically applied to all real estate-dependent loans and, we believe, enables the Company to estimate possible impairments and, where necessary, charge off expected losses in a timely manner in accordance with U.S. GAAP and guidance from our regulators.  The appraisal discount matrix is not applied to foreclosed real estate, since our policy is to obtain updated property appraisals on such assets annually.

As disclosed in our December 31, 2012 Form 10-K under Critical Accounting Policies (and also discussed under Risk Factors), we informed the users of our financial statements that we cannot be certain that the most recent appraisal represents current market conditions. Our attempt to determine estimated fair value based upon current market conditions where appraisals are considered aged and the updated appraisal has not yet been received, is to use data that we do have (i.e., appraisals on similar types of properties and in similar geographies). To construct the discount matrix, the Company compiles and maintains through regular additions a database of property appraisals for collateral securing loans deemed impaired.  The database is segmented by property type and records property geography, appraisal vintage, and valuation variances from the original appraisal date for that property as valuations are updated with subsequent appraisals.  The variances are plotted over time, yielding average discounts for similar property types of similar vintage.  Management believes the database, in the absence of more readily observable data, is sufficiently robust to provide substantiated discounts (if necessary) for each six-month timeframe from zero months to greater than 36 months, and the matrix provides discounts for various types of properties: construction, income-producing, developed but unimproved lots, and detached single-family residential properties.  Within the detached single-family residential category, an additional discount set is calculated for two particular geographies where greater than average valuation decreases have been experienced.  Calculations of the matrix discounts are updated quarterly based on externally-derived data in conjunction with analysis performed on the Company’s continually expanding database of appraised properties.

In addition, to account for changes in the macro housing environment, the Company utilizes the House Price Index (HPI) as provided by the Federal Housing Finance Agency.  The non-seasonally adjusted HPI is used to calculate a constant price index for the Company’s main market states of Virginia and North Carolina.  The index gives an adjusted present value and price changes for each historical quarter between present and 36 months prior.  Based upon the percentage of the total portfolio divided between the main markets of Virginia and North Carolina, a weighted average discount is calculated for each historical quarter of the single family residential property database.  These are then segmented into six-month timeframes within the greater appraisal discount matrix.

As collateral-dependent loans are newly deemed impaired, the matrix provides an applicable discount (if considered necessary) against the most recent appraised value of the securing real estate.  That discount is utilized to estimate the corresponding fair value of collateral and resulting impairment and is based upon the best data available to the Company at the time of the loan’s impairment, namely the Company’s database of historical appraisals for similarly categorized and located properties.  Impairments are adjusted on a monthly basis as current appraisals age and loan balances change due to continued curtailments.  Quarterly updates of the appraisal discount matrix can also affect changes in existing impairments.  The application of a matrix discount against an appraised property value in order to determine impairment is not a one-time event only at the period in which a loan is deemed impaired.  The discount factor represents the Company’s best effort to actively quantify and recognize losses considered probable and reasonably estimable, using the best data available at that point in time.  Upon receipt of an updated appraisal, the existing impairment against the loan secured by that property would be updated to reflect additional expected loss beyond the predictive capabilities of the discount matrix.  As a result of a changing marketplace, the fluidity of the process, and changing discount factors over time, charge-offs do not always equal the original impairment placed against a loan.

The appraisal discount matrix is intended to be a predictive tool utilizing the best information available at a point in time, but it cannot forecast all events that affect the ultimate loss against a particular loan. Loans totaling $91.5 million were deemed collateral-dependent and impaired by use of the discount matrix at December 31, 2011. The weighted average age of appraisal for those loans at year-end 2011 was 9.68 months, resulting in the application of $11.9 million of impairments based on analysis of the historical database of appraisals available through 2011.  A total of $20.9 million in losses were taken against those loans through December 31, 2012.  Of the $9.0 million in incremental losses taken in 2012 compared to year-end 2011, $2.2 million were attributable to resolutions such as note sales, short sales of property, or contracted agreements where management determined that the expedient disposition of the property was the best way of mitigating future losses. Of the remaining losses taken, appraisals received over the course of 2012 that demonstrated additional collateral value deterioration in excess of the predictive capability of the discount matrix resulted in $6.6 million of additional loss beyond the impairment recognized at December 31, 2011.  As previously noted, the average age of appraisal for the aforementioned collateral-dependent loans was 9.68 months at year-end 2011, indicating that valuations at that time reflected then-current market information.  Additionally, a discount as prescribed by consistent application of the matrix contributed to an incremental adjustment to fair value based on data collected throughout 2011.  In some cases, reductions in collateral values from subsequent appraisals reflected the delay in any evidenced stabilization of property values and necessitated changes in the estimates of fair value beyond the discounts applied to the original appraisal value used to impair the loans.  The delay in any evidenced stabilization of property values within the Company’s markets continued until well into 2012, reflecting the fact that trends in economic indicators such as housing starts, building permits, and wages in the Company’s primary markets of North Carolina and Virginia remained weaker  than national averages in 2011 and into 2012.  Charge offs taken as the result of subsequent additional matrix discounts over the life of a particular loan also contributed to the variance.

The stabilization of property values that began in the latter half of 2012 is being borne out in reduced variances between original impairments and subsequent realized losses. Loans totaling $59 million were newly deemed impaired in the course of fiscal 2012. Those loans required impairments of $19.3 million based upon application of the discount matrix. Subsequent total charge-offs against those loans through the first quarter of 2013 were $17.7 million. The systematic application of the discount matrix will continue as any further loans are deemed impaired.

13.
It is not clear to us why you believe that your loans should be categorized as level 2 assets considering their unique characteristics and the various assumptions made in determining their fair values, including credit quality. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

For footnote disclosure purposes, the fair value of the Company’s loans are estimated using discounted cash flow analyses, applying interest rates currently being offered for loans with similar terms and credit quality (using the assistance of a third party provider). The Company believed these inputs were indicative of level 2 inputs that are observable or could be corroborated by observable market data for substantially the full term of the respective loans. While the Company has also applied a discount where considered necessary that may be used to address additional credit risk on lower risk grade instruments, the designation of the Company’s loans as level 2 assets in previous filings was a result of the Company’s practice of maximizing level 2 inputs in the discounted cash flow analyses. However, the Company notes the Staff’s comment and will revise the disclosure in future filings to categorize our loans as level 3 assets.

14.
It is not clear to us why you believe that your impaired loans and foreclosed real estate and repossessed assets should be categorized as level 2 considering their unique characteristics and the various assumptions made in determining their fair values, including the numerous assumptions made in the appraisal process. We believe these assets fall under the level 3 category. Please revise future filings accordingly or provide us a detailed explanation of why you believe they should be categorized under level 2.

The Company has historically categorized certain of its impaired loans and foreclosed real estate recorded as level 2 assets because the fair value of these assets is derived from third party appraisals and other observable market data and for which we believed other marketplace participants would use the same methodology and process for determining fair value. The use of level 2 inputs was believed to be maximized based on current observations and analysis of the Company’s data. The use of our appraisal discount matrix and applicable adjustments made by management with respect to certain impaired loans and foreclosed real estate with aged appraisals as discussed above was considered to be unobservable data and, therefore, we concluded these fair value measurements should receive level 3 designation. Nonetheless, the Company notes the Staff’s comment and will revise the disclosure in future filings to categorize all of our impaired loans and foreclosed real estate as level 3 assets.

Item 14. Exhibits

15.	Please advise the staff as to why the indentures for the trust preferred are not listed as exhibits.

We have not included the indentures for our trust preferred securities as exhibits to our periodic filings because, for purposes of Item 601(b)(4)(iii) of Regulation S-K, each such indenture authorizes an amount of unregistered long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any of the indentures to the Commission upon request.

*           *           *           *           *           *           *

As requested, the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (757) 217-3634 or our outside counsel, William A. Old, Jr., at (757) 629-0613.

           Thank you for your assistance in this matter.

Sincerely,

/s/ Douglas J. Glenn

Douglas J. Glenn
President and Chief Executive Officer

cc:	Thomas B. Dix III
William A. Old, Jr.